UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2024

Commission File Number: 001-12364

HSBC Bank plc

8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F ☒	Form 40-F ☐

Neither our website referred to herein, nor any of the information contained on our website, is incorporated by reference in the Form 6-K.

27 September 2024

HSBC HOLDINGS PLC

US$900,000,000 10.176% Non-cumulative Step-up Perpetual Preferred Securities (Series 2) issued by HSBC Capital Funding (Dollar 1) L.P. having the benefit of a subordinated guarantee of HSBC Holdings plc (ISIN Codes: US40427LAB09 and USG4637HAB45) (the 'USD Jersey Preferred Securities')

US$900,000,000 10.176% Subordinated Step-up Cumulative Notes due 2040 issued by HSBC Holdings plc (ISIN Code: XS0110631016) (the 'USD Subordinated Notes')

HSBC BANK PLC

£700,000,000 5.844% Non-cumulative Step-up Perpetual Preferred Securities issued by HSBC Bank Capital Funding (Sterling 1) L.P. having the benefit of a subordinated guarantee of HSBC Bank plc (ISIN Code: XS0179407910) (the 'GBP Jersey Preferred Securities')

£700,000,000 Fixed/Floating Subordinated Note due 2048 issued by HSBC Bank plc (ISIN Code: XS0179766059) (the 'GBP Subordinated Notes')

Further to the publication today by HSBC Capital Funding (Dollar 1) L.P. acting by HSBC (General Partner) Limited of a redemption notice in relation to its USD Jersey Preferred Securities and the related publication by HSBC Holdings plc of a redemption notice in relation to its USD Subordinated Notes (being the internal subordinated notes underlying the USD Jersey Preferred Securities), no action is being taken at this time by HSBC Bank plc in respect of its outstanding GBP Subordinated Notes (being the internal subordinated notes underlying the GBP Jersey Preferred Securities) or by HSBC Bank (General Partner) Limited in respect of its outstanding GBP Jersey Preferred Securities.

Over time, the HSBC group (the 'Group') will continue to evaluate its options to further reduce its volume of legacy securities, including the GBP Jersey Preferred Securities and the associated GBP Subordinated Notes, in line with its previously communicated approach. The Group expects to evaluate opportunities to reduce its legacy securities against a desire that decisions are taken where they present a reasonable economic cost and are appropriate and proportionate in the circumstances.

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Investor enquiries to:

Greg Case	+44 (0) 20 7992 3825	investorrelations@hsbc.com

Media enquiries to:

Press Office	+44 (0) 20 7991 8096	pressoffice@hsbc.com

Note to editors:

HSBC Holdings plc

HSBC Holdings plc, the parent company of HSBC, is headquartered in London. HSBC serves customers worldwide from offices in 60 countries and territories. With assets of US$2,975bn at 30 June 2024, HSBC is one of the world’s largest banking and financial services organisations.

The securities referred to in this announcement have not been and will not be registered under the United States Securities Act of 1933, as amended (the ‘Securities Act’), or any state securities laws and, unless so registered, may not be offered or sold within the United States or to, or for the account or the benefit of, US persons, as defined in Regulation S under the Securities Act, except pursuant to an exemption from or in a transaction not subject to the registration requirements of the Securities Act and in compliance with any applicable state securities laws.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Bank plc

Date: September 27, 2024
	By:	/s/ Kavita Mahtani
	Name:	Kavita Mahtani
	Title:	Chief Financial Officer

[Signature page to Form 6-K]